# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BEASLEY BROADCAST GROUP INC, CIK 0001099160
CUSIP: 074014200
Title of class of securities: Class A Common Stock, par value $.001 per share
Address of issuer's principal executive offices: 3033 RIVIERA DRIVE, SUITE 200, NAPLES, Florida (FL), 34103
Date of event which requires filing of this statement: 06/03/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002139448

## Reporting persons
- Kingdom Capital Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Virginia (VA); sole voting power 0; shared voting power 70,136; sole dispositive power 0; shared dispositive power 70,136; aggregate amount beneficially owned 70,136 (7.2% of the class)
- David Bastian: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 70,136; sole dispositive power 0; shared dispositive power 70,136; aggregate amount beneficially owned 70,136 (7.2% of the class)
- Kurt Cooper: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 70,136; sole dispositive power 0; shared dispositive power 70,136; aggregate amount beneficially owned 70,136 (7.2% of the class)

## Item 1. Issuer
Name of issuer: BEASLEY BROADCAST GROUP INC
Address of issuer's principal executive offices: 3033 RIVIERA DRIVE, SUITE 200, NAPLES, FLORIDA, 34103

## Item 2. Person Filing
Name of person filing: This statement is filed by Kingdom Capital Advisors, LLC ("KCA") a Virginia limited liability company and registered investment advisor, and David Bastian and Kurt Cooper. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Mr. Bastian and Mr. Cooper are co-owners and managers of KCA and may be deemed to beneficially own the Class A Common Stock, par value $.001 per share (the Shares), of Beasley Broadcast Group Inc. (the Issuer), for which KCA has discretionary authority.
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 3929 University Drive, Fairfax, VA 22030
Citizenship: KCA is organized under the laws of the Commonwealth of Virginia. Mr. Bastian and Mr. Cooper are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 70,136 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by: (1) Kingdom Capital Advisors, LLC by virtue of its investment discretion and/or voting authority granted by certain clients; and (2) David Bastian by virtue of his control of Kingdom Capital Advisors, LLC; and (3) Kurt Cooper by virtue of his control of Kingdom Capital Advisors, LLC.
Percent of class: 7.2%
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities reported herein are held in discretionary accounts managed by Kingdom Capital Advisors. The clients for whose accounts such securities are held have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, such securities. To the knowledge of the Reporting Person, no such client has such interest relating to more than five percent of the class, except as may otherwise be disclosed herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EX-1 - Joint Filing Agreement

## Signatures
- Kingdom Capital Advisors LLC: Kurt Cooper, Chief Compliance Officer (06/08/2026)
- David Bastian: David Bastian, David Bastian (06/08/2026)
- Kurt Cooper: Kurt Cooper, Kurt Cooper (06/08/2026)